                                                                    EXHIBIT 12.1

                             SOLA INTERNATIONAL INC.

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                                                                    YEAR ENDED
                                                                                    ----------
Fixed Charges:                                                          2002           2003           2004
--------------                                                          ----           ----           ----
   Interest expense ...............................................   $ 28,332       $ 30,454       $ 28,001
   Interest capitalized during period .............................        150            318          1,179
   Amortization of financing costs ................................      2,543          3,086          2,759
   Interest portion of rental expense .............................      2,280          2,896          3,702
                                                                      --------       --------       --------
        Total fixed charges .......................................   $ 33,305       $ 36,754       $ 35,641
                                                                      ========       ========       ========

Earnings:
   Income/(loss) from continuing operations before income taxes ...   $ 25,035       $  3,095       ($13,628)
    Fixed charges per above .......................................     33,305         36,754         35,641
    Less interest capitalized during the period ...................       (150)          (318)        (1,179)
   Current period amortization of interest capitalized in prior
      periods .....................................................         62             92            163
                                                                      --------       --------       --------
        Earnings/deficiency in earnings, as adjusted ..............   $ 58,252       $ 39,623       $ 20,997
                                                                      ========       ========       ========

Ratio of earnings to fixed charges ................................       1.75           1.08           0.59
Ratio of deficiency in earnings to fixed charges ..................         --             --             --

For purposes of this calculation, earnings/deficiency in earnings are defined as income/(loss) before provision for income taxes, minority interest and discontinued operations plus fixed charges. Fixed charges include interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense which management believes is representative of the interest factor of rent expense (approximately one-third of rent expense).